

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

September 16, 2010

<u>via U.S. mail and facsimile</u>

Mr. David F. LaFave, Chief Executive Officer
National Energy Services Company, Inc.
16238 F-108 Ranch Road
Austin, TX 78717

   **RE: National Energy Services Company, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed February 16, 2010
      File No. 50089**

Dear Mr. LaFave:

We have completed our review of your filings and do not have any further comments at
this time.

        Sincerely,

        Terence O'Brien
        Accounting Branch Chief